SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 22, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Moody’s América Latina Confirms the “Investment Grade” Profile of Brasil Telecom

Brasília, Brazil, July 22, 2004 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that Moody’s América Latina, one of the most renown international rating agencies, confirmed the “Investment Grade” profile of Brasil Telecom S.A., assigning a Brazil National Scale Rating of Aa1.Br and a Baa3 Global Local Currency Scale rating to the debentures issuance to be carried out by the Company in the amount of R$500 million in one series, maturing on July 5, 2009. The outlook on this rating is stable. Moody’s América Latina has maintained these ratings since December 28, 2001.

As a result, both debt issuances of Brasil Telecom S.A. in 2004 received the “Investment Grade” profile from Moody’s América Latina, since the bonds issued in February had already received the same Baa3 Global Local Currency Scale rating.

According to Moody’s América Latina, the ratings reflect the risk of government intervention in the tariff setting process, which are borne to all entities under the regulated regime. Moody’s América Latina also stressed that the ratings “reflect the relatively strong financial profile and its dominant market position within its service territory”. With regards to the Company’s indebtedness, Moody’s expects “that the company’s current ratings could support a severe currency devaluation, given that nearly all of the company’s debt maturing through 2005 is hedged”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer